SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2017

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number

1.1	Circular regarding proposed amendments to Articles of Association and notice of extraordinary general meeting, dated November 3, 2017

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

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•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: November 3, 2017	By:	/s/ Yang Jie
	Name:	Yang Jie
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

A notice dated 3 November 2017 convening the Extraordinary General Meeting of China Telecom Corporation Limited to be held at 31 Jinrong Street, Xicheng District, Beijing, PRC on 19 December 2017 at 10:00 a.m. is set out on pages 10 to 11 of this circular.

Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

3 November 2017

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms and expressions have the following meanings:

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

“Board”	the board of Directors of the Company

“Company”	China Telecom Corporation Limited a joint stock limited company, listed on the Main Board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business

“Company Law”	Company Law of the People’s Republic of China

“Directors”	the directors of the Company

“EGM” or “Extraordinary General Meeting”	the extraordinary general meeting of the Company to be convened on 19 December 2017, the notice of which is set out in this circular, or any adjournment thereof

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

LETTER FROM THE BOARD

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors:	Registered office:
Yang Jie	31 Jinrong Street
Ke Ruiwen	Xicheng District
Sun Kangmin	Beijing 100033, PRC
Gao Tongqing
Chen Zhongyue	Place of business in Hong Kong:
38th Floor
Non-executive Director:	Everbright Centre
Chen Shengguang	108 Gloucester Road
Wanchai, Hong Kong
Independent Non-executive Directors:
Tse Hau Yin, Aloysius
Cha May Lung, Laura
Xu Erming
Wang Hsuehming

3 November 2017

To the Shareholders

Dear Sir or Madam,

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide you with information regarding the resolution to be proposed at the EGM and to set out the notice of EGM.

At the EGM, a special resolution will be proposed to approve the proposed amendments to the Articles of Association.

LETTER FROM THE BOARD

2.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Company proposes amendments to the Articles of Association as follows:

(I)	Revise Article 3 of the Articles of Association in relation to the postal code, telephone number and facsimile number of the Company.

(II)	In order to further enhance corporate governance and satisfy business expansion needs of the Company, and taking into account the circumstances of the Company, the Company proposes to amend the Articles of Association as follows:

(i)	Addition of new Article 9 to the existing Articles of Association: In accordance with the Company Law and the Constitution of the Communist Party of China (the “Party”), the Company shall set up Party organisations. The Party organisations shall perform the core leadership and political functions. The Company shall set up Party working organs, which shall be equipped with sufficient staff to handle Party affairs and provided with sufficient funds to operate the Party organisations.

(ii)	Addition of new Article 98 to the existing Articles of Association: Prior to making decisions on material issues of the Company, the board of directors shall seek advice from the Party organisations. When the board of directors appoints senior management personnel of the Company, the Party organisations shall consider and provide comments on the candidates for management positions nominated by the board of directors or the general manager, or recommend candidates to the board of directors and/or the general manager.

Original Article 9 and subsequent existing article provisions of the Articles of Association will be renumbered accordingly.

(III)	Following the advancement of scientific technology and transformation of compliance requirements, printed seal has been gradually adopted by the listed companies when issuing share certificates, in place of the current practice of affixing the company seal manually (i.e. affixing the seal manually after printing share certificates), so as to enhance the security and efficiency when issuing share certificates and to reduce the chance of human error. Accordingly, the Company proposes to amend the existing Article 39 of the Articles of Association in relation to the provision of the seal.

(IV)	The Company Law has cancelled the requirements of publishing an announcement in a newspaper at least three (3) times in the event of reducing its registered capital, merger, division and establishment of liquidation committee of the Company. In accordance with the Company Law, the Company is only required to publish an announcement in a newspaper once when the aforesaid situation happens. Therefore, the Company correspondingly amends the provisions of “publish an announcement at least three (3) times” contained in the existing Article 28, Article 170, Article 171 and Article 176 of the Articles of Association.

LETTER FROM THE BOARD

(V)	Amend the provisions of the existing Article 157 of the Articles of Association to the effects that where cash dividends and other amounts are to be paid in Hong Kong dollars, the applicable exchange rate shall be the average median rate for the relevant foreign currency announced by the People’s Bank of China during the calendar week prior to the declaration of payment of dividend and other amounts.

For details of the proposed amendments to the Articles of Association, please refer to Appendix I of this circular.

Recommendation

The Board considers that the proposed amendments to the Articles of Association are in the interests of the Company and its Shareholders as a whole, and recommends the Shareholders to vote in favour of the relevant resolution to be proposed at the EGM.

3.	EGM

A notice convening the EGM is set out on pages 10 to 11 of this circular. The relevant form of proxy and attendance slip are enclosed. Shareholders who intend to attend the EGM are required to return the attendance slip to the Company on or before 28 November 2017.

Whether or not Shareholders are able to attend the EGM, they are requested to complete and return the enclosed form of proxy to the General Affairs Office of the Company for holders of domestic shares of the Company and to Computershare Hong Kong Investor Services Limited for holders of H Shares, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the EGM. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM should they so wish.

By Order of the Board

China Telecom Corporation Limited

Yang Jie

Chairman and Chief Executive Officer

APPENDIX I	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The proposed amendments to the Articles of Association are detailed as follows:

Article No.	Article provisions before amendment	Article provisions after amendment

Article 3	The Company’s address: 31 Jinrong Street Xicheng District Beijing China Postal code: 100032 Telephone number: 6642-8166 Facsimile number: 6641-5280	The Company’s address: 31 Jinrong Street Xicheng District Beijing China Postal code: ~~100032~~ 100033 Telephone number: ~~6642-8166~~ 5850-1800 Facsimile number: ~~6641-5280~~ 6601-0728

Article 9 (Addition)

In accordance with the Company Law and the Constitution of the Communist Party of China (the “Party”), the Company shall set up Party organisations. The Party organisations shall perform the core leadership and political functions. The Company shall set up Party working organs, which shall be equipped with sufficient staff to handle Party affairs and provided with sufficient funds to operate the Party organisations.

APPENDIX I	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article No.	Article provisions before amendment	Article provisions after amendment

Article 29 (Existing Article 28)

The Company must prepare a balance sheet and an inventory of assets when it reduces its registered capital.

The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution for reduction of capital and shall publish an announcement in a newspaper at least three (3) times within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receipt of the notice from the Company or, in the case of a creditor who does not receive such notice, within ninety (90) days of the date of the first public announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt.

The Company’s registered capital may not, after the reduction in capital, be less than the minimum amount prescribed by law.

The Company must prepare a balance sheet and an inventory of assets when it reduces its registered capital.

The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution for reduction of capital and shall publish an announcement in a newspaper ~~at least three (3) times~~ within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receipt of the notice from the Company or, in the case of a creditor who does not receive such notice, within ninety (90) days of the date of the ~~first~~ public announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt.

The Company’s registered capital may not, after the reduction in capital, be less than the minimum amount prescribed by law.

APPENDIX I	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article No.	Article provisions before amendment	Article provisions after amendment

Article 40 (Existing Article 39)	Share certificates of the Company shall be signed by the Chairman of the Company’s board of directors. Where the stock exchange(s) on which the Company’s shares are listed require other senior officer(s) of the Company to sign on the share certificates, the share certificates shall also be signed by such senior officer(s). The share certificates shall take effect after being imprinted with the seal of the Company (including the securities seal of the Company). The share certificate shall be imprinted with the seal of the Company or the securities seal of the Company under the authorization of the board of directors. The signatures of the Chairman of the board of directors or other senior officer(s) of the Company may be printed in mechanical form.

Share certificates of the Company shall be signed by the Chairman of the Company’s board of directors. Where the stock exchange(s) on which the Company’s shares are listed require other senior officer(s) of the Company to sign on the share certificates, the share certificates shall also be signed by such senior officer(s). The share certificates shall take effect after being ~~imprinted~~ affixed with the seal of the Company (including the securities seal of the Company) or having the seal printed thereon. The share certificate shall be imprinted with the seal of the Company or the securities seal of the Company under the authorization of the board of directors. The signatures of the Chairman of the board of directors or other senior officer(s) of the Company may be printed in mechanical form.

Article 98 (Addition)

Prior to making decisions on material issues of the Company, the board of directors shall seek advice from the Party organisations. When the board of directors appoints senior management personnel of the Company, the Party organisations shall consider and provide comments on the candidates for management positions nominated by the board of directors or the general manager, or recommend candidates to the board of directors and/or the general manager.

APPENDIX I	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article No.	Article provisions before amendment	Article provisions after amendment

Article 159 (Existing Article 157)

Unless otherwise provided for in relevant laws and administrative regulations, where cash dividends and other amounts are to be paid in Hong Kong dollars, the applicable exchange rate shall be the average offer rate for the relevant foreign currency announced by the People’s Bank of China during the calendar week prior to the declaration of payment of dividend and other amounts.

Unless otherwise provided for in relevant laws and administrative regulations, where cash dividends and other amounts are to be paid in Hong Kong dollars, the applicable exchange rate shall be the average ~~offer~~ median rate for the relevant foreign currency announced by the People’s Bank of China during the calendar week prior to the declaration of payment of dividend and other amounts.

Article 172 (Existing Article 170)

The merger of the Company may take the form of either merger by absorption or merger by the establishment of a new company.

In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution approving the merger and shall publish a public notice in a newspaper at least three (3) times within thirty (30) days of the date of the Company’s resolution approving the merger.

Upon the merger, receivables and indebtedness of each of the merger parties shall be assumed by the company which survives the merger or the newly established company.

The merger of the Company may take the form of either merger by absorption or merger by the establishment of a new company.

In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution approving the merger and shall publish a public notice in a newspaper ~~at least three (3) times~~ within thirty (30) days of the date of the Company’s resolution approving the merger.

Upon the merger, receivables and indebtedness of each of the merger parties shall be assumed by the company which survives the merger or the newly established company.

APPENDIX I	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article No.	Article provisions before amendment	Article provisions after amendment

Article 173 (Existing Article 171)

Where there is a division of the Company, its assets shall be divided up accordingly.

In the event of division of the Company, the parties to such division shall execute a division agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution approving the division and shall publish a public announcement in a newspaper at least three (3) times within thirty (30) days of the date of the Company’s resolution approving the division.

Debts of the Company prior to division shall be assumed by the companies which exist after the division in accordance with the agreement of the parties.

Where there is a division of the Company, its assets shall be divided up accordingly.

In the event of division of the Company, the parties to such division shall execute a division agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution approving the division and shall publish a public announcement in a newspaper ~~at least three (3) times~~ within thirty (30) days of the date of the Company’s resolution approving the division.

Debts of the Company prior to division shall be assumed by the companies which exist after the division in accordance with the agreement of the parties.

Article 178 (Existing Article 176)

The liquidation committee shall, within ten (10) days of its establishment, send notices to the Company’s creditors and shall, within sixty (60) days of its establishment, publish a public announcement in a newspaper at least three (3) times.

The liquidation committee shall, within ten (10) days of its establishment, send notices to the Company’s creditors and shall, within sixty (60) days of its establishment, publish a public announcement in a newspaper ~~at least three (3) times~~.

Remarks:	Pursuant to the proposed amendments to the Articles of Association, two new article provisions are added. Subsequent existing article provisions, including article numbers quoted in the relevant article provisions, will be adjusted and renumbered accordingly.

NOTICE OF EXTRAORDINARY GENERAL MEETING

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on 19 December 2017 at 31 Jinrong Street, Xicheng District, Beijing, PRC for the purpose of considering and, if thought fit, passing the following resolution:

SPECIAL RESOLUTION

1.	THAT the amendments to the Articles of Association of the Company be considered and approved; THAT any Director of the Company be and is hereby authorised to undertake actions in his opinion as necessary or appropriate, so as to complete the approval and/or registration or filing of the amendments to the Articles of Association.

By Order of the Board

China Telecom Corporation Limited

Ke Ruiwen    Wong Yuk Har

Joint Company Secretaries

Beijing, China, 3 November 2017

Notes:

(1)	Details of the resolution stated above are set out in the circular dated 3 November 2017 of the Company. In relation to the special resolution stated above, the Chinese version of the relevant proposed resolution shall prevail over its English version as the Articles of Association of the Company are written in Chinese and its English version is an unofficial translation for reference only.

(2)	The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the extraordinary general meeting, from 18 November 2017 to 19 December 2017 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the extraordinary general meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 17 November 2017. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on 19 December 2017 are entitled to attend the extraordinary general meeting.

(3)	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the circular dated 3 November 2017.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(4)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) not less than 24 hours before the designated time for the holding of the extraordinary general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC (Telephone: (8610) 5850 1508). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes.

(5)	Shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before 28 November 2017.

(6)	Shareholders attending the extraordinary general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the extraordinary general meeting.

(7)	The resolution proposed at the extraordinary general meeting will be voted by poll.

(8)	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

(9)	The English translation of this Notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer), Mr. Ke Ruiwen, Mr. Sun Kangmin, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).